Exhibit 99.1

NuCana Reports Additional Promising Clinical Data on NUC-1031 (Acelarin®) as

Front-Line Treatment of Advanced Biliary Tract Cancer at ESMO 2018

50% Objective Response Rate on Intent-to-Treat Basis Observed

Phase III Study of Acelarin in Front-Line Advanced Biliary Tract Cancer Planned

Edinburgh, United Kingdom, October 21, 2018 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA), a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer, announced combined results from cohorts one and two of the ABC-08 Study at the European Society for Medical Oncology (ESMO) Congress 2018 in Munich, Germany. In this Phase Ib multi-center, open-label study in front-line treatment of patients with advanced biliary tract cancer, Acelarin combined with cisplatin was observed to continue to achieve approximately a doubling of the response rate expected with the standard of care, gemcitabine plus cisplatin. In addition, results showed the combination was well-tolerated and several patients achieved significant reductions in their tumor volume as well as further tumor shrinkage over time.

Fourteen patients with advanced/metastatic biliary tract cancer received Acelarin (625mg/m2 or 725mg/m2) and cisplatin (25mg/m2) on days one and eight of a three-week cycle. In the intent-to-treat group of patients, a Complete Radiological Response was achieved in one patient and a Partial Response in six patients, resulting in an Objective Response Rate of 50%. In the eleven Efficacy Evaluable patients (defined as those patients who received at least one cycle of therapy), an Objective Response Rate of 64% was achieved.

“Building upon the interim analysis presented in January 2018 at the American Society of Clinical Oncology (ASCO) Gastrointestinal Cancers Symposium, these data continue to be encouraging and suggest that the combination of Acelarin and cisplatin may represent an important advance in the standard of care treatment of advanced biliary tract cancer, a devastating disease for which there are no approved medicines,” remarked Professor Juan Valle, Co-Chief Investigator of the ABC-08 Study and Professor and Honorary Consultant in Medical Oncology at the University of Manchester and The Christie NHS Foundation Trust, Manchester, United Kingdom.

Dr. Mairéad McNamara, Co-Chief Investigator of the ABC-08 Study and Senior Lecturer and Honorary Consultant in Medical Oncology at the University of Manchester and The Christie NHS Foundation Trust, added, “In addition to the encouraging response rate observed, which is approximately double that of the standard of care, I believe the ability of this combination to continue to shrink the tumor volume over time is also noteworthy. Some patients showed sustained and durable tumor shrinkage, which is not typically seen in this setting.”

Additionally, the combination of Acelarin and cisplatin was well-tolerated over multiple cycles with no unexpected adverse events, no dose-limiting toxicities, no discontinuations due to Acelarin-associated toxicity and no Grade 4 adverse events.

Based on these data from the ABC-08 study and discussions with the U.S. Food and Drug Administration (FDA), NuCana anticipates initiating a global randomized Phase III clinical study comparing Acelarin (625mg/m2) and cisplatin (25mg/m2) with gemcitabine (1,000mg/m2) and cisplatin (25mg/m2) in patients with front-line advanced biliary tract cancer.

Hugh Griffith, NuCana’s Chief Executive Officer, said: “We are excited by the results achieved in this study. We have also been encouraged by the ongoing constructive dialogue with the FDA and look forward to initiating a front-line Phase III study of Acelarin plus cisplatin in patients with advanced biliary tract cancer.”

A comparison of these data from the ABC-08 Study and the earlier ABC-02 Study, that established the current standard of care, is provided in the table below:

Objective Response Rates in ABC-08 and ABC-02

	ABC-08 Study	ABC-02 Study*
	NUC-1031 + cisplatin 625 mg/m2 or 725 mg/m2 + 25 mg/m2	gemcitabine + cisplatin 1000 mg/m2 + 25 mg/m2

Complete Response	7% (1/14)	0.6% (1/161)

Partial Response	43% (6/14)	25.5% (41/161)

Objective Response Rate	50% (7/14)	26.1% (42/161)

*Valle et al. N Eng J Med 2010; 363:1273-1281

About NuCana plc

NuCana® is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for cancer patients by applying our ProTide™ technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells.

Our most advanced ProTide candidates, Acelarin® and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is currently being evaluated in three clinical studies, including a Phase Ib study for patients with biliary tract cancer, a Phase II study for patients with ovarian cancer and a Phase III study for patients with pancreatic cancer. NUC-3373 is currently in a Phase I study for the potential treatment of a wide range of advanced solid tumors.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the potential advantages of Acelarin, the Company’s plans to conduct a Phase III clinical study of Acelarin and cisplatin in patients with front-line advanced biliary tract cancer, the Company’s other planned and ongoing clinical studies for the Company’s product candidates, including Acelarin, NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; and the utility of prior preclinical and clinical data in determining future clinical results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission (“SEC”) on March 22, 2018, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

For more information, please contact:

Hugh S. Griffith

Chief Executive Officer

+44 131 357 1111

info@nucana.com

Westwicke Partners

Chris Brinzey

+1 339-970-2843

Chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

+1 212-223-4017

mjanic@rooneyco.com